UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

o ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended March 31, 2016

o TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ to ______

Commission file number:   0-27618

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Columbus McKinnon Corporation
Employee Stock Ownership Plan
Restatement Effective April 1, 1989

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLUMBUS McKINNON CORPORATION
205 Crosspoint Parkway
Getzville, NY 14068

COLUMBUS MCKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements as of
March 31, 2016 and 2015
and Supplemental Schedule
Together with
Report of Independent Registered
Public Accounting Firm

COLUMBUS MCKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
MARCH 31, 2016 AND 2015

Page
Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at March 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended March 31, 2016 and 2015	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at Year End)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

September 26, 2016

To the Benefits Committee of the Columbus McKinnon Corporation Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan (the Plan) as of March 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Bonadio & Co., LLP

Amherst, New York
September 26, 2016

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2016 AND 2015
	March 31, 2016				March 31, 2015
	Allocated	Unallocated	Total		Allocated	Unallocated	Total
ASSETS
INVESTMENT IN COMMON STOCK OF COLUMBUS MCKINNON CORPORATION, at fair value	$6,268,162	$—	$6,268,162	*	$11,627,951	$—	$11,627,951	*
RECEIVABLES:
Employer contributions	—	—	—		—	—	—
Interest	55	—	55		5	—	5
CASH	155,462	—	155,462		88,385	—	88,385
Total assets	6,423,679	—	6,423,679		11,716,341	—	11,716,341
INTEREST PAYABLE	—	—	—		—	—	—
LOAN PAYABLE	—	—	—		—	—	—
Total liabilities	—	—	—		—	—	—
Total net assets available for benefits	$6,423,679	$—	$6,423,679		$11,716,341	$—	$11,716,341

* Exceeds 5% of net assets held at end of plan year

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2016 AND 2015
	March 31, 2016			March 31, 2015
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ADDITIONS:
Investment income :
Net appreciation (depreciation) in fair value of investments	$(4,602,986)	$ -	$(4,602,986)	$(11,298)	$34,044	$22,746
Dividend income	65,644	-	65,644	70,476	—	70,476
Interest income	232	-	232	8	—	8
Employer contributions	—	-	—	672	220,032	220,704
Allocation of 0 and 9,108 shares of common stock of Columbus McKinnon Corporation, at fair value, in 2016 and 2015, respectively	—	-	—	278,057	—	278,057
Total additions	(4,537,110)	-	(4,537,110)	337,915	254,076	591,991
DEDUCTIONS:
Interest	—	-	—	—	571	571
Distributions to participants	660,090	-	660,090	827,840	—	827,840
Transfer to other qualified plan	95,462	-	95,462	207,443	—	207,443
Allocation of 0 and 9,108 shares of common stock of Columbus McKinnon Corporation, at fair value, in 2016 and 2015, respectively	—	-	—	—	278,057	278,057
Total deductions	755,552	-	755,552	1,035,283	278,628	1,313,911
NET INCREASE (DECREASE)	(5,292,662)	-	(5,292,662)	(697,368)	(24,552)	(721,920)
NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	11,716,341	-	11,716,341	12,413,709	24,552	12,438,261
NET ASSETS AVAILABLE FOR BENEFITS - end of year	$6,423,679	$ -	$6,423,679	$11,716,341	$—	$11,716,341

COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2016 AND 2015

1.       DESCRIPTION OF PLAN

The following brief description of the Columbus McKinnon Corporation Employee Stock Ownership Plan (ESOP or the Plan) is provided for general information purposes only. Participants should refer to plan documents for complete information.

Columbus McKinnon Corporation (the Company) established the Plan effective as of November 1, 1988. The Plan operates, in relevant parts, as a leveraged employee stock ownership plan and is designed to comply with section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Individuals appointed by the Company’s Board of Directors act as trustees to the Plan (the Trustee).

The Plan purchased Company common shares at various times using the proceeds of a loan payable to the Company (See Note 6) and holds the stock in a trust established under the Plan. Borrowings were repaid through 2014, with the last payment being made on July 1, 2014, by fully deductible Company contributions to the trust fund. In previous years, the Plan made payments of principal and interest, and an appropriate percentage of stock was allocated to eligible employees’ accounts in accordance with applicable regulations under the Code. Shares vested fully upon allocation.

The borrowing was collateralized by the unallocated shares of stock and the Company had no rights against shares once they were allocated under the ESOP. Accordingly, the financial statements of the Plan as of March 31, 2016 and 2015 and for the years then ended present separately the assets and liabilities and changes therein pertaining to:

a)	the accounts of employees with vested rights in allocated stock (allocated), and

b)	stock not yet allocated to employees (unallocated).

A summary of the ESOP’s provisions is as follows:

Eligibility
Substantially all of the domestic nonunion employees of the Company and its domestic subsidiaries who have attained age 21 and have completed one year of service (minimum of 1,000 hours) are eligible to participate in the ESOP.

Effective December 31, 2011, the Plan was amended so that the term “eligible employee” does not include any individual who is hired after December 31, 2011.

Contributions
Each plan year (each 12-month period ending March 31, prior to paying off the loan), the Company contributed to the ESOP for each participant (a) who was actively employed as an employee on December 31 and who earned at least 1,000 hours of service as an employee in the calendar year ending December 31, or (b) who terminated employment on or after January 1 during a plan year after attaining age 55 and completing at least five years of eligibility service. The final share allocation occurred during the year ended March 31, 2015; there will not be any further share contributions to the plan.

Vesting
A participant’s account balance shall become fully vested and nonforfeitable on the date the participant completes five years of vesting service (excluding any service rendered prior to the calendar year in which the participant attained age 18), or if sooner, on the date the participant attains normal retirement age while in the employ of the Company or any affiliated company. A participant’s account balance may also become fully vested and nonforfeitable on the date the participant completes three years of vesting service if the participant completes an hour of service on or after April 1, 2007 or April 1 of the plan year following the plan year in which all exempt loans that were outstanding on September 26, 2005 are fully repaid or were, as of September 26, 2005, scheduled to be fully repaid.

All participant accounts were 100% vested effective December 31, 2014.

Payment of Benefits
Upon a vested participant’s termination, the value of his or her account will be distributed if the value of the account is less than $1,000 or, at the participant’s option, either immediately or at any valuation date until retirement, as provided in the ESOP. A retiree may elect to defer distribution up to 70 ½ years of age. The account of a participant who is not a 5% owner and who has not separated from service but has attained the age of 70 ½ will commence distribution unless the participant elects to defer distribution until employment ceases. Valuation dates for distributions are September 30 or March 31.

During the year ended March 31, 2016, $660,090, which includes 29,209 shares, was distributed to vested participants in cash and stock certificates ($827,840 or 32,396 shares, distributed during the year ended March 31, 2015). As of March 31, 2016 and 2015, $282,703 and $372,478, respectively, is included in the ESOP assets for terminated participants who had requested distributions and were awaiting the updated valuation at March 31, 2016 and 2015, to receive them.

Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant. As of each March 31 valuation date, each participant account is appropriately adjusted to reflect any contributions or stock to be allocated as of such date, as well as plan income and any increase or decrease in the fair market value of the Plan’s assets during the period. The allocation of contributions is based on the fraction, the numerator of which is the participant’s annual earnings for such calendar year and the denominator of which is the aggregate annual earnings for such calendar year of all entitled to an allocation.

Dividends
Dividends paid on stock allocated to a participant’s stock account will be allocated to the participant’s nonstock account. The Company’s Benefits Committee may direct that such dividends shall be either (a) paid directly to the participant, former participant, or beneficiary within 90 days after the close of the plan year in which such dividend was paid, or (b) applied as payment on the exempt loans. Dividends paid on unallocated stock held by the trustee and acquired with the proceeds of an exempt loan shall be held by the trustee until the end of the plan year in which it was paid, and then, along with any interest or earnings, be applied as payment on the exempt loans which shall trigger a release of stock from the suspense account. On March 24, 2014, the Company announced a quarterly dividend of $0.04 per share. The initial dividend was paid on May 19, 2014. During the years ended March 31, 2016 and 2015, additional dividends were paid in August 2014, November 2014, February 2015, May 2015, August 2015, November 2015 and February 2016. Dividends of $65,644 and $70,476 respectively, were paid on the Company’s common stock, including shares held by the Plan, during the years ended March 31, 2016 and 2015.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Put Option
Pursuant to Federal income tax requirements, the Plan contains a put option that is exercisable by plan participants in situations where Company stock is no longer traded on an established securities market. Specifically, the put option is a right of the participants to require that the Company buy any shares of its stock distributed to participants when there is no market for the trading of such shares. The price paid in the event the put option is exercised shall be representative of the fair market value of such stock. If the distribution is a total distribution of the participant’s account, payment shall be made in five substantially equal annual payments, including interest. If the distribution is not a total distribution, payment shall be made no later than 30 days after the participant exercises the put option.

Diversification
In accordance with the Plan document, employees who have attained 55 years of age and ten years of participation in the Plan have the option to diversify the investments in their stock accounts by selling a specified percentage of their shares at the current market value and transferring the sale proceeds to another defined contribution plan maintained by the Company. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. For the years ended March 31, 2016 and 2015, $95,462 and $207,443, respectively, had been transferred to the Company’s Thrift 401(k) Plan.

Participant Accounts and Forfeitures
Employer contributions and plan forfeitures are allocated to each participant’s account based upon the relation of the participant’s compensation to total compensation for the plan year. Forfeiture of a nonvested interest shall occur in the fifth consecutive calendar year following a break in service. The forfeited accounts will be allocated among the accounts of active participants. There were no forfeitures for the year ended March 31, 2016. During the year ended March 31, 2015, 1,805.9931 shares (valued at a total of $48,735), were reallocated to participant accounts from previously forfeited shares. There were no undistributed forfeited accounts as of March 31, 2016 or 2015, as all participants became fully vested on December 31, 2014. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s beginning of the year account balance to all participants’ beginning of the year account balances.

Plan Termination
The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the plan terms and the IRC. Upon termination of the Plan, the Company’s Board of Directors should direct the Plan to pay all liabilities and expenses of the trust fund.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent liabilities. Actual results could differ from those estimates.

Benefit Payments
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The common shares of the Company are valued at fair value on March 31, 2016 and 2015. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on assets bought and sold as well as held during the year.

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses
Substantially all administrative expenses are paid by the Company.

Change in Accounting Principle
In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient (ASU 2015-12). Part II eliminates the requirements to disclose the individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also requires all investments be disaggregated only based on general type, eliminating disaggregation by nature, characteristic and risk. Parts I and III are not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has elected to adopt Part II early, with retrospective application to all periods presented.

3.       ADMINISTRATION OF PLAN ASSETS

The Plan’s assets, which consist principally of Company common shares, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal of the loan, which is reimbursed to the Trustee through contributions as determined by the company.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for Plan related fees are paid by the Company.

4.       INVESTMENTS

The Plan's investments, at March 31, are presented in the following table:

	2016	2015
Columbus McKinnon Corporation stock:
Number of shares	397,726	431,624
Cost	$4,915,459	$4,873,059
Fair value	$6,268,162	$11,627,951

5.       FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification 820 (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for the asset or liability;

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks: Quoted prices in principal active markets for identical assets as of the valuation date (Level 1).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of March 31:

	Assets at Fair Value as of March 31, 2016
	Level 1	Level 2	Level 3	Total
Columbus McKinnon Corporation stock	$6,268,162	$—	$—	$6,268,162
Total assets at Fair Value	$6,268,162	$—	$—	$6,268,162

	Assets at Fair Value as of March 31, 2015
	Level 1	Level 2	Level 3	Total
Columbus McKinnon Corporation stock	$11,627,951	$—	$—	$11,627,951
Total assets at Fair Value	$11,627,951	$—	$—	$11,627,951

6.       LOAN PAYABLE AND SHARE RELEASE

On October 13, 1998, the ESOP purchased 479,900 shares of common stock of the Company with the proceeds of a $7,682,281 loan from the Company. These shares were recorded in the suspense account. Such stock ceases to be collateral and is released from the suspense account as the loan is repaid. In each year prior to full payment of the loan, the number of shares of stock released will equal the number of shares of stock held as collateral immediately before the release for such plan year multiplied by the release fraction. The loan was satisfied on July 1, 2014.

The numerator of the release fraction is the amount of principal and interest payments made toward the loan during the plan year and the denominator is the sum of the numerator plus the principal and interest payments to be made on the loan in the future, using the interest rate applicable at the end of the plan year. Shares of stock released from the suspense account for a plan year shall be held in the trust on an unallocated basis until allocated by the benefits committee as of the last day of that plan year. That allocation shall be consistent with the method for allocating contributions to participants’ accounts, which is based on a fraction of each participant’s annual earnings during the preceding calendar year to the total earnings of those participants during such calendar year. The allocation of shares released resulting from dividends on participants’ allocated shares, however, was based upon the fraction of each participant’s allocated shares to the total number of allocated shares.

As of March 31, 2016 and 2015, no shares were held as collateral for the loan; during the years ended March 31, 2016 and 2015, 0 shares and 9,108 shares, respectively, were released from the suspense account and allocated to participant accounts.

7.       INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 2013, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Schedule I
COLUMBUS MCKINNON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
EIN: 16-0547600	PLAN NUMBER: 016

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
March 31, 2016

Identity of Issuer	Description of Investment	Cost	Fair Value
Columbus McKinnon Corporation*	Employer Common Stock, 397,726 shares	$4,915,459	$6,268,162

		$4,915,459	$6,268,162

* Party-in interest

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the Columbus McKinnon Corporation Employee Stock Ownership Plan:

We hereby consent to the incorporation by reference in the following Registration Statements:

(1)
Registration Statement (Form S-8 No. 333-3212) pertaining to the Columbus McKinnon Corporation 1995 Incentive Stock Option Plan, the Columbus McKinnon Corporation Non-Qualified Stock Option Plan, the Columbus McKinnon Corporation Restricted Stock Plan and the Columbus McKinnon Corporation Employee Stock Ownership Plan Restatement Effective April 1, 1989 of Columbus McKinnon Corporation,

(2)
Registration Statement (Form S-8 No. 333-81719) pertaining to the Options assumed by Columbus McKinnon Corporation originally granted under GL International, Inc. 1997 Stock Option Plan and the Larco Industrial Services Ltd. 1997 Stock Option Plan,

(3)	Registration Statement (Form S-8 No. 333-107848) pertaining to the Columbus McKinnon Corporation 1995 Incentive Stock Option Plan on Form S-8,

(4)	Registration Statement (Form S-8 No. 333-137212) pertaining to the Columbus McKinnon Corporation 2006 Long Term Incentive Plan on Form S-8,

(5)	Registration Statement (Form S-8 No. 333-168777) pertaining to the Columbus McKinnon Corporation 2010 Long Term Incentive Plan on Form S-8,

(6)	Registration Statement (Form S-8 No. 333-207165) pertaining to the 2014 Incentive Plan of Magnetek, Inc. on Form S-8, and

(7)	Registration Statement (Form S-8 No. 333-212865) pertaining to the Columbus McKinnon Corporation 2016 Long Term Incentive Plan on Form S-8

on Form S-8 of our report dated September 26, 2016, appearing in this annual report on Form 11-K of the Columbus McKinnon Corporation Employee Stock Ownership Plan for the year ended March 31, 2016.

/s/ Bonadio & Co., LLP

Amherst, New York
September 26, 2016

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBUS McKINNON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
RESTATEMENT EFFECTIVE APRIL 1, 1989

Date: September 26, 2016

	By:	/s/ Alan S. Korman
Alan S. Korman, Trustee

/s/ Gregory P. Rustowicz
Gregory P. Rustowicz, Trustee